July 20, 2012

VIA U.S. MAIL AND FAX

Ms. Kimberly Plante
Senior Associate Counsel
The Ohio National Life Insurance Company
P.O. Box 237
Cincinnati, Ohio, 45242

       Re: Ohio National Variable Account A
             (1) Initial Registration on Form N-4 - File Nos. 333-182248 & 811-01978 (ONcore Value)
             (2) Initial Registration on Form N-4 - File Nos. 333-182249 & 811-01978 (ONcore Extra)
             (3) Initial Registration on Form N-4 - File Nos. 333-182250 & 811-01978 (ONcore Premier)

Dear Ms. Plante:

The staff has reviewed the above-referenced registration statements, which the Commission received on June 21, 2012. We have given them a full review. The page references for the comments presented below are made with regard to the ONcore Value prospectus. The comments are applicable across all three registration statements.

1. Cover Pg.

(a) Edgar Class IDs

The name on the cover page of the prospectus and the "Class ID" on Edgar should be the same. Therefore, please update the Class IDs on Edgar to insert "sold" as part of the name. Also, please update the Class ID for any other contract registration with the same name to indicate the period of time within which that contract was sold.

(b) Guarantees

Please include on the cover page a statement similar to that contained on page 27: "Any guarantees under the contract or death benefit riders that exceed the value of your interest in the separate account VAA are paid from our general account (not the VAA). Therefore, any amounts that we may pay under the contract in excess of your interest in the VAA are subject to our financial strength and claims-paying ability and our long-term ability to make such payments."

(c) Statement Regarding Broker-Dealers

Supplementally, please explain the last sentence of the first paragraph on the cover page.

2. Investment Options/The Funds – p. 13

Typographical Error - In the last paragraph on this page, the two references to "purchase" should be changed to "purchased."

3. Death Payment – p. 19

Under "Surrender Charge" on page 18, it is stated that "[w]e do not assess the surrender charge <u>when a beneficiary takes a lump sum distribution</u> after the death of the annuitant." Accordingly, please modify the disclosure under "Death Payment" to reflect the applicable qualification.

4. Crediting Accumulation Units– p. 21

Typographical Error - In the fourth paragraph under this heading, the reference to "you" in the second sentence should be changed to "your."

5. What is the amount of the Death Benefit Adjustment? – p. 26

In the first sentence of the fifth paragraph, should the words "equal to or" be inserted before "greater than the Death Benefit… ." ?

6. Summary of Death Benefit Riders Table – p. 33

Since this is a death benefits summary table, should "to their heirs" be added at the end of the text in the third column with respect to the disclosure for the Premium Protection (Single Life and Joint Lives) benefit?

7. GLWB Base – p. 37

Please bold the following sentence: "We reserve the right to limit or not allow additional purchase payments to contracts with the GLWB Plus."

8. Annual Credit Base – p. 38

The statement regarding reserving the right to change credit rates for new contracts is not relevant to current sales and should be deleted. This is also true of the statement with respect to different maximum annual withdrawal percentages on page 39.

9. Maximum Annual Withdrawal – p. 39

Please bold the last paragraph in this section.

10. Lifetime Annuity Period – pgs. 39-40

(a) With respect to the last sentence in the first paragraph of this section, please explicitly state the impact on the death benefit riders instead of using a cross-reference.

(b) In the fifth full paragraph on page 40, please clarify what the payout date is if not extended to 95.

11. Guaranteed Lifetime Withdrawal Benefit (Joint Life) Plus – p 42

(a) Please set forth in the first paragraph under this section the basis supporting the underlined section of the following sentence: "The Joint GLWB Plus differs from electing spousal continuation under the GLWB Plus because you have the potential to have a higher GLWB base upon the death of the first spouse, who is also the annuitant, with the Joint GLWB Plus."

(b) Please explain in correspondence the rationale supporting the spousal continuation election under the GLWB (Joint Life) Plus rider.

14. Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

15. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require to make an informed decision. Since the Registrant and its management are in possession of all the facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that:

- should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;
- the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and
- the Registrant may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all of the information you provide to the Staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

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Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence. The letter should include the acknowledgements requested in the final comment above. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

We reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the Registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date, if appropriate.

If you have any questions, you are welcome to call me at 202.551.6758. Mail should be directed to the Securities & Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Michelle Roberts
Senior Counsel
Office of Insurance Products